===========================================================================


                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549


                                ___________


                                 FORM 11-K


                               ANNUAL REPORT
                     PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934



          (Mark One):

          [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.
          For the fiscal year ended December 31, 1995

                                    OR

          [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
          SECURITIES EXCHANGE ACT OF 1934.
          For the transition period from ________ to ________

                      Commission file number: 0-12640

               A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
          Seabee Corporation Pension and Retirement Savings Plan, formerly entitled the Seabee Corporation Employee Stock Ownership Plan.

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
          Kaydon Corporation, Arbor Shoreline Office Park, 19345 U.S. 19 North, Clearwater, Florida 34624


===========================================================================

                            SEABEE CORPORATION

                       EMPLOYEE STOCK OWNERSHIP PLAN


                               HAMPTON, IOWA

                           FINANCIAL STATEMENTS
                        DECEMBER 31, 1994 AND 1995

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA



                             Table of Contents


                                                                       PAGE


Independent Auditors' Report                                              1

Statements of Net Assets Available for
 Plan Benefits                                                            2

Statements of Changes in Net Assets Available for
 Plan Benefits                                                            3

Notes to Financial Statements                                        4 - 11

Schedule G Financial Schedules (IRS Form 5500)                      12 - 14

<AUDIT-REPORT>
                      CARNEY, ALEXANDER, MAROLD & CO.
                       CERTIFIED PUBLIC ACCOUNTANTS
                     300 KWWL BUILDING   P.O. BOX 1290
                           WATERLOO, IOWA 50704
                            TEL. (319)233-3318

                       Independent Auditors' Report

Trustees
Seabee Corporation Employee
  Stock Ownership Plan
Hampton, Iowa 50441


     We have audited the accompanying statements of net assets available for plan benefits of the Seabee Corporation Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Seabee Corporation Employee Stock Ownership Plan as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the years then ended in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in Schedule G-Financial Schedules (IRS Form 5500) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                   /S/ CARNEY, ALEXANDER, MAROLD & CO.

September 20, 1996
</AUDIT-REPORT>

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

            STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                     AS OF DECEMBER 31, 1995 AND 1994

                                                           1995              1994
                                                        ----------        ----------
ASSETS

 Cash and cash equivalents                              $  186,212        $  150,269
 Accrued interest receivable                                 1,640                 0
 Investment at fair value in sponsor company
   common stock (Notes 2 and 3)                                  0         2,615,822
 Investment at fair value in mutual funds
   (Notes 2 and 3)                                       3,879,684                 0
                                                        ----------        ----------

      Total Assets                                      $4,067,536        $2,766,091
                                                        ----------        ----------


LIABILITIES

 Withholding tax payable                                $    5,351        $   23,689
 Benefits payable                                          385,147           100,391
 Plan indebtedness (Note 4)                                      0           250,000
                                                        ----------        ----------

      Total Liabilities                                 $  390,498        $  374,080
                                                        ----------        ----------

      Net Assets Available for Plan Benefits            $3,677,038        $2,392,011
                                                        ==========        ==========

The accompanying notes are an integral part of this statement.

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

      STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
               FOR THE YEAR ENDED DECEMBER 31, 1995 AND 1994
                                                           1995              1994
                                                        ----------        ----------
ADDITIONS TO NET ASSETS

Investment Income:
 Net unrealized appreciation (depreciation)
   in fair value of investments (Note 3)                $  (16,916)       $  234,802
 Realized appreciation sponsor company
   stock (Notes 3 and 6)                                 1,191,635                 0
 Dividends                                                 286,566           178,952
 Interest                                                   10,916             1,021
                                                        ----------        ----------
                                                        $1,472,201        $  414,775
                                                        ----------        ----------
Contributions:
 Employer                                               $  200,000        $  200,000
                                                        ----------        ----------

      Total Additions to Net Assets                     $1,672,201        $  614,775
                                                        ----------        ----------

DEDUCTIONS FROM NET ASSETS:

Benefits to participants                                $  360,825        $   82,260
Administrative expense                                      15,737            14,120
Interest expense                                            10,612             7,707
                                                        ----------        ----------

      Total Deductions from Net Assets                  $  387,174        $  104,087
                                                        ----------        ----------

Net Increase                                            $1,285,027        $  510,688

Net Assets Available for Plan Benefits:
 Beginning of year                                       2,392,011         1,881,323
                                                        ----------        ----------

 End of year                                            $3,677,038        $2,392,011
                                                        ==========        ==========

The accompanying notes are an integral part of this statement.

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 1:   DESCRIPTION OF PLAN

          The following description of the Seabee Corporation Employee Stock Ownership Plan provides only general information.
          Participants should refer to the plan agreement for a more complete description of the plan's provisions.

          1. GENERAL. The purpose of this plan is to enable participating employees of the Company and of any participating affiliates to share in the growth and prosperity of the Company and to provide participants with an opportunity to accumulate capital for their future economic security. The plan is designed to do this without any deductions from participants' paychecks or without calling upon them to invest their personal savings. A primary purpose of the plan is to enable participants to acquire a proprietary interest in the Company. Consequently, employer contributions made to the trust will be primarily invested in Company stock.

               This plan qualifies as an Employee Stock Ownership Plan, as defined in Section 4975(e)(7) of the Internal Revenue Code, and is designed to qualify under Section 401(a) of the Internal Revenue Code. All assets acquired under this plan as a result of employer contributions, income and other additions to the trust will be administered, distributed, forfeited and otherwise governed by the provisions of this plan which is administered by the committee for the exclusive benefit of participants in the plan and their beneficiaries.

          2. CONTRIBUTIONS. Each year the Company contributes to the plan an amount approved by the Board of Directors.
               Participants do not contribute to the plan.

          3. PARTICIPANT ACCOUNTS. Each participant's account is credited with an allocation of (a) the Company's contribution, (b) plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Allocations are based on participant earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 1:   DESCRIPTION OF PLAN (CONTINUED)

          4. VESTING. Vesting is based on years of qualifying service. In 1989 and thereafter a participant is 100 percent vested after seven years of credited service, retirement at age 65, or qualifying disability.

               Presented below is the vesting schedule used in 1989 and thereafter by the plan. To qualify as a year of service, the employee must work at least 1,000 hours in that year.

               YEARS OF SERVICE              PERCENTAGE OF ACCOUNTS VESTED
               ----------------              -----------------------------
               Less than one year                          0%
               One year                                    0%
               Two years                                   0%
               Three years                                20%
               Four years                                 40%
               Five years                                 60%
               Six years                                  80%
               Seven years or more                       100%

               Below is a schedule showing the breakdown of the plan at December 31, 1995 and at December 31, 1994.

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 1:   DESCRIPTION OF PLAN (CONTINUED)

          4.   VESTING (CONTINUED)

                                                                  1995
                                                  ----------------------------------------

                    YEARS OF        NUMBER OF      VALUE OF       PERCENT         VESTED
                    SERVICE         EMPLOYEES      ACCOUNTS       VESTED          AMOUNT
                    --------        ---------      --------       -------         ------
                       1                96        $  123,063          0%        $        0
                       2                26            75,152          0                  0
                       3                 3             9,712         20              1,942
                       4                10            47,033         40             18,813
                       5                 1             3,819         60              2,291
                       6                 7            50,555         80             40,444
                       7 or more       130         3,306,740        100          3,306,740
               Terminated
                 participants           12           391,625                       385,147

               Reserve and
                 suspense accounts                    54,250                             0

               Adjustment cash
                 account                                 236                             0
                                       ---        ----------                    ----------
                                       285        $4,062,185                    $3,755,377
                                       ===        ==========                    ==========

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 1:   DESCRIPTION OF PLAN (CONTINUED)

          4.   VESTING (CONTINUED)

                                                                  1994
                                                  ----------------------------------------

                    YEARS OF        NUMBER OF      VALUE OF       PERCENT         VESTED
                    SERVICE         EMPLOYEES      ACCOUNTS       VESTED          AMOUNT
                    --------        ---------      --------       -------         ------
                       1                30        $   21,745          0%        $        0
                       2                 4             4,821          0                  0
                       3                11            21,746         20              4,349
                       4                 2             3,116         40              1,246
                       5                 9            28,597         60             17,158
                       6                23            95,360         80             76,288
                       7 or more       111         2,150,508        100          2,150,508
               Terminated
                 participants           11           102,196                       100,392

               Reserve and
                 suspense accounts                    64,313                             0
                                       ---        ----------                    ----------
                                       201        $2,492,402                    $2,349,941
                                       ===        ==========                    ==========

          5. PAYMENT OF BENEFITS. In the event of death or retirement, a participant may receive either a lump-sum amount equal to the value of his or her account, or installments based on the participants life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. In the event a participant ceases to participate for reasons other than death or retirement and has a plan benefit of less than $2,500, distribution shall be in a lump-sum as soon as possible after the close of the plan year in which the participant incurs a one-year break in service. For participants with a plan benefit of $2,500 or more, distribution shall be in a lump-sum as soon as possible after the close of the plan year in which the participant incurs a five-year break in service.

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 2:   SUMMARY OF ACCOUNTING POLICIES

          BASIS OF ACCOUNTING

               The financial statements of the Plan are prepared using the accrual method of accounting.

          ESTIMATES

               The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

          INVESTMENT VALUATION AND INCOME RECOGNITION

               The amounts shown in Note 3 for securities represent estimated fair value. The investments on December 31, 1995 in mutual funds are valued at quoted market price which represents the net asset value of shares/units held by the plan at year-end. The common shares of the Company on December 31, 1994 are valued at fair value as determinant by independent appraisers.

               Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          PAYMENT OF BENEFITS

               Benefits are recorded when allocated to retired or terminated participants.

NOTE 3:   INVESTMENTS

          The plan's investments are held by the trust fund's trustees. The following table presents the fair values of the investments at December 31, 1995 and 1994. After the sale of company stock (Note 6), the investments are being held by a bank administered trust fund.

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 3:   INVESTMENTS (CONTINUED)

                         Fair Value of Investments

                                                    DECEMBER 31, 1995              DECEMBER 31, 1994
                                             -----------------------------     ------------------------
                                              NUMBER OF                        NUMBER OF
                                             UNITS/SHARES       FAIR VALUE      SHARES       FAIR VALUE
                                             -------------      ----------     ---------     ----------
          Investments at Estimated
           Fair Value
             Common Stock
               Seabee Corporation                       --              --      237,802      $2,615,822

          Investments at Fair Value
           as Determined by Quoted
           Market Price:
             Mutual Funds
               Parkstone Bond Fund             185,737.398      $1,853,659
               Parkstone Equity Fund            70,630.703       1,281,241
               Parkstone Small Capital
                 Fund                           12,382.044         333,448
               Parkstone International
                 Discovery Fund                 32,363.146         411,336
                                                                ----------
                   Total Investments
                     at Fair Value                              $3,879,684                   $2,615,822
                                                                ==========                   ==========

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 3:   INVESTMENTS (CONTINUED)

          During 1995 and 1994, the plan's investments had net appreciation in value of $1,174,719 and $234,802 respectively, as follows:

               Net Appreciation (Depreciation) in Fair Value

                                               DECEMBER 31, 1995   DECEMBER 31, 1994
                                               -----------------   -----------------
          Investments at Estimated
           Fair Value
             Common Stock
               Seabee Corporation                  $1,191,635          $234,802
                                                   ----------          --------

          Investments at Fair Value
           as Determined by Quoted
           Market Price:
             Mutual Funds
               Parkstone Bond Fund                 $   51,808
               Parkstone Equity Fund                  (33,325)
               Parkstone Small Capital
                 Fund                                 (41,196)
               Parkstone International
                 Discovery Fund                         5,797
                                                   ----------          --------
                                                   $  (16,916)         $      0
                                                   ----------          --------

                                                   $1,174,719          $234,802
                                                   ==========          ========

NOTE 4:   PLAN INDEBTEDNESS

          On July 25, 1994 the plan entered into a $300,000 term loan with a bank. The plan borrowed $250,000 against this note with $100,000 used to pay off the note due September 30, 1994 and $150,000 used to pay retirement benefits. Repayment occurs with

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 4:   PLAN INDEBTEDNESS (CONTINUED)

          annual commitment stepdowns of $100,000 beginning September 30, 1995. The loan was guaranteed by Seabee Corporation with repayment to be made over a three year period. The loan interest rate was 1/4% over the banks base rate. At December 31, 1994, the interest rate was at 8-3/4%. The loan was paid in full prior to maturity on July 14, 1995.

          Interest expense incurred by the plan was $10,612 for 1995 and $7,707 for 1994.

NOTE 5:   PLAN TERMINATION

          Although the Company has established the plan with the bona fide intention and expectation that it will be able to make contributions indefinitely, nevertheless, the Company shall not be under any obligation or liability to continue its contributions or to maintain the plan for any given length of time. The Company may in its sole discretion discontinue such contributions or terminate the plan in whole or in part in accordance with its provisions at any time without any liability for such discontinuance or termination. If the plan is not replaced by a comparable plan qualified under Section 401(a) of the Internal Revenue Code, the accounts of all participants affected by the termination, partial termination or discontinuance of contributions will become nonforfeitable. After termination of the plan, the Trustees and the Trust will continue until the plan benefit of each participant has been distributed. Plan benefits may be distributed promptly after they are computed or distribution may be deferred as provided in the plan, as the Trustees may direct.

NOTE 6:   SALE OF SEABEE CORPORATION STOCK

          On September 15, 1995, Seabee Corporation's outstanding stock was acquired at $16.00 per share by Kaydon Corporation. Included in this transaction were all shares owned by the Seabee Corporation Employee Stock Ownership Plan. The sale of company stock resulted in realized appreciation of $1,191,635 over the estimated fair value of the company stock at December 31, 1994. As a result of the acquisition, the plan ceased to operate as an

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 6:   SALE OF SEABEE CORPORATION STOCK (CONTINUED)

          employee stock ownership plan and effective January 1, 1996 the Seabee Corporation Employee Stock Ownership Plan was amended and restated to become a 401(k) profit-sharing plan and its name was changed to the Seabee Corporation Pension and Retirement Savings Plan.

NOTE 7:   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

                                                                      DECEMBER 31,
                                                                   1995         1994
                                                                   ----         ----
          Unrealized appreciation (depreciation) of
           assets per financial statements                          --        $234,802

          Over accrual of withheld taxes on Form 5500 at
           December 31, 1993                                        --           1,900
                                                                              --------

          Unrealized appreciation (depreciation) of
           assets per Form 5500                                     --        $236,702
                                                                              ========

                        SEABEE CORPORATION EMPLOYEE
                           STOCK OWNERSHIP PLAN
                               HAMPTON, IOWA

                       Notes to Financial Statements

NOTE 7:   RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500 (CONTINUED)

                                                                      DECEMBER 31,
                                                                 1995             1994
                                                                 ----             ----
          Net assets available for plan benefits per
           financial statements                               $3,677,038              --

          Understatement of interest earned on
           Form 5500                                                (242)             --

          Understatement of administrative expense
           on Form 5500                                                6              --
                                                              ----------

          Net assets at end of year per Form 5500             $3,676,802              --
                                                              ==========


          Benefits to participants per the financial
           statements                                         $  360,825       $  82,260

          Amounts allocated to withdrawing participants
           at December 31, 1993                                                  366,481

          Amounts allocated to withdrawing participants
           at December 31, 1994                                  100,391        (100,391)

          Amounts allocated to withdrawing participants
           at December 31, 1995                                 (385,147)
                                                              ----------       ---------

          Benefit payments directly to participants
           per the Form 5500                                  $   76,069       $ 348,350
                                                              ==========       =========

                                                                 SCHEDULE I

                            SEABEE CORPORATION

                       EMPLOYEE STOCK OWNERSHIP PLAN

                             EIN:   42-1069017

                            PLAN NUMBER:   001

        ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                          AS OF DECEMBER 31, 1995

                                      DESCRIPTION OF INVESTMENT
                                       INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER      RATE OF INTEREST, COLLATERAL,                     CURRENT
     LESSOR, OR SIMILAR PARTY           PAR OR MATURITY VALUE           COST            VALUE
    ---------------------------      -----------------------------    ---------       ---------
     Parkstone Bond Fund                                              1,801,851       1,853,659

     Parkstone Equity Fund                                            1,314,566       1,281,241

     Parkstone Small Cap Fund                                           374,644         333,448

     Parkstone Int'l Disc Fund                                          405,539         411,336

                                                                 SCHEDULE I

                            SEABEE CORPORATION

                       EMPLOYEE STOCK OWNERSHIP PLAN

                             EIN:   42-1069017

                            PLAN NUMBER:   001

      ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES THAT
          WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR

                          AS OF DECEMBER 31, 1995

                                      DESCRIPTION OF INVESTMENT
                                       INCLUDING MATURITY DATE,
    IDENTITY OF ISSUE, BORROWER      RATE OF INTEREST, COLLATERAL,      COSTS OF       PROCEEDS OF
     LESSOR, OR SIMILAR PARTY           PAR OR MATURITY VALUE          ACQUISITION     DISPOSITIONS
    ---------------------------      -----------------------------     -----------     ------------
     Parkstone Bond Fund                                                1,801,851

     Parkstone Equity Fund                                              1,314,566

     Parkstone Small Cap Fund                                             374,644

     Parkstone Int'l Disc Fund                                            405,539

     Seabee Corp.                           Class A Stock                                3,812,832

     Seabee Corp.                           Class A Stock                   5,375

                                                                SCHEDULE II

                            SEABEE CORPORATION

                       EMPLOYEE STOCK OWNERSHIP PLAN

                             EIN:   42-1069017

                            PLAN NUMBER:   001

              ITEM 27D - SCHEDULE OF REPORTABLE TRANSACTIONS

                   FOR THE YEAR ENDED DECEMBER 31, 1995
                                                                                                            CURRENT
                                                                                     EXPENSE                VALUE OF
     IDENTITY            DESCRIPTION OF ASSET                                        INCURRED               ASSET ON
     OF PARTY         (INCLUDE INTEREST RATE AND    PURCHASE     SELLING   LEASE       WITH      COST OF   TRANSACTION   NET GAIN
     INVOLVED         MATURITY IN CASE OF A LOAN)    PRICE        PRICE    RENTAL  TRANSACTION    ASSET       DATE       OR LOSS
------------------    ---------------------------   --------    ---------  ------  -----------  ---------  -----------  ---------
Seabee Corp. Trust    Seabee Corp. Class A Stock            0   3,812,832    0          0       2,621,197   3,812,832   1,191,635

Seabee Corp. Trust    Parkstone Bond Fund           1,801,851           0    0          0       1,801,851   1,853,659      51,808

Seabee Corp. Trust    Parkstone Equity Fund         1,314,566           0    0          0       1,314,566   1,281,241     (33,325)

Seabee Corp. Trust    Parkstone Small Cap Fund        374,644           0    0          0         374,644     333,448     (41,196)

Seabee Corp. Trust    Parkstone Int'l Disc Fund       405,539           0    0          0         405,539     411,336       5,797

Exhibits:

  23      Consent of Carney, Alexander, Marold & Co. dated November 8,
          1996.


                                SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


Dated: November 7, 1996       SEABEE CORPORATION PENSION AND
                              RETIREMENT SAVINGS PLAN


                              By: /S/ LAWRENCE J. CAWLEY
                                  Lawrence J. Cawley
                                  Chairman and Chief Financial Officer of
                                  Kaydon Corporation and Chairman and a
                                  Member of the Seabee Corporation
                                  Pension and Retirement Savings Plan
                                  Administrative Committee

                               EXHIBIT INDEX



EXHIBIT                  DOCUMENT
-------                  --------

  23           Consent of Carney, Alexander, Marold & Co. dated November
               8, 1996